Exhibit 23.3

CONSENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
China Information Security Technology, Inc.

We hereby consent to the disclosure in the Registration Statement on Form S-3 of China Information Security Technology, Inc. (the "Company"), of our name as the Company's legal counsel in the People's Republic of China and to the reference to us in the Experts section of the Registration Statement.

We also consent to the use in the Registration Statement of our legal opinion, dated October 24, 2007, with respect to the legality of the Management Services Agreement, effective as of July 1, 2007, by and among the Company's wholly-owned subsidiary and the parties signatory thereto, and the transactions contemplated thereby.

/s/ Lai Jihong
Lai Jihong
ZHONG LUN LAW FIRM

Shenzhen, China
Aug 11, 2009